GENERAL FORM FOR REGISTRATION OF THE SECURITIES OF
            SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                           FORM 10-SB




                       SPORLOX CORPORATION
         (Name of Small Business Issuer in its charter)


            Nevada                             88-0488136
(State or other jurisdiction of)            (I.R.S. Employer
incorporation or organization)            Identification No.)


P.O. Box 728-4005, San Antonio de Belen, Heredia, Costa Rica
(Address of principal executive offices)


Issuer's telephone number: (506) 269-5912


Securities to be registered under Section 12(b) of the Act:

                              None


Securities to be registered pursuant to Section 12(g) of the Act:

            Common Stock     $0.001 par value per share
         Preferred Stock     $0.001 par value per share


                        TABLE OF CONTENTS

Item                                                              Page
----                                                              ----
                             PART I

Item 1 Description of Business                                       1
Item 2 Management's Discussion and Analysis or Plan of Operation     6
Item 3 Description of Property                                       7
Item 4 Security Ownership of Certain Beneficial Owners and
       Management                                                    7
Item 5 Directors, Executive Officers, Promoters and Control
       Persons                                                       8
Item 6 Executive Compensation                                        9
Item 7 Certain Relationships and Related Transactions                9
Item 8 Description of Securities                                     9

                             PART II

Item 1 Market Price of Registrants Common Equity and Other
       Shareholder Matters                                          11
Item 2 Legal Proceedings                                            12
Item 3 Changes In and Disagreements With Accountants                12
Item 4 Recent Sales of Unregistered Securities                      12
Item 5 Indemnification of Directors and Officers                    13


                            PART F/S
Financial Statements                                                13


                            PART III

Item 1 Index to Exhibits                                            13
Item 2 Description of Exhibits                                      13

Signature Page                                                      14


               DOCUMENTS INCORPORATED BY REFERENCE

Documents incorporated by reference: None


                             PART I


ITEM 1.   DESCRIPTION OF BUSINESS

Background
----------

Sporlox Corporation is a Nevada corporation formed on May 28, 1998 for the purpose of engaging in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes of the State of Nevada. Our principal business is the acquisition of industrial equipment necessary to the conduct of mining operations which we will lease to third parties. We propose to build a portfolio of mining equipment which we will acquire by assignment, cash purchase, financings or otherwise. At the end of each lease, we expect to re-lease the equipment to the same or different lessees.

Our principal executive offices are located at 728-4005 San
Antonio de Belen, Heredia, Costa Rica and our telephone number is
(506) 269-5912.

On November 13, 2000, we acquired all rights, title and interest to certain mining equipment owned by Michael W. Yankton in exchange for 1,500,000 shares of our common stock. As further consideration for his assignment, all officers and directors of the Company resigned their positions and Mr. Yankton was elected to serve as our sole officer and director commencing January 1, 2001.

On November 28, 2000, we entered into an Equipment Lease Agreement with C&C Associates, Inc., a Panamania company, who leased the mining equipment we acquired from Mr. Yankton. The lease is for a term of one year which may be renewed by mutual agreement between the parties upon 30 days written notice. The rent for the equipment leased is US$25,000.00 annually, which is due and payable in full in advance upon execution of the lease. We propose to adopt this equipment lease agreement as standard for all the equipment we expect to acquire for lease in the future.

The lease agreements which will be entered into between our company and the lessees will contemplate the payment of funds sufficient to recover our investment and to provide a profit over the terms of the leases. We will recognize as income over the entire term of the leases the difference between the total rents scheduled to be collected along with the estimated residual value of the equipment at the end of the lease term, less the cost of the equipment. The lease agreements do not contain a purchase option. Specific provisions of the lease are detailed below.

We have not been involved in any bankruptcy, receivership or similar proceedings.

Business of Issuer
------------------

The lease agreements entered into between the Company and the lessees contemplate the payment of funds sufficient to recover the Company's investment and to provide a profit over the terms of the leases. The Company will recognize as income over the entire term of the leases the difference between the total rents scheduled to be collected along with the estimated residual value of the equipment at the end of the lease term, less the cost of the equipment.

The leases require that the lessee maintain and insure the equipment. The Company disclaims any obligation to repair or maintain the equipment. The lessee relies solely on warranties or services from the vendor or the manufacturer of the equipment. In leasing equipment, the Company relies principally on the credit of the lessee to recapture its cost of equipment rather than the residual value of the equipment. The Company expects to keep the size of its leases small. Due to the small size of each individual lease, the Company does not expect to conduct an actual physical inspection of the equipment prior to or during the term of the lease, but will rely instead upon both written and oral representations by the lessees regarding satisfactory acceptance of the equipment, prior to commencement of the lease and payment of the vendor's invoice by the Company.

The Company uses a standard non-cancellable lease. As such, the lessees are obligated to make rental payments in advance for the term of the lease to the Company upon execution of the lease. Upon delivery, lessee shall inspect and test each item of the equipment in order to determine whether such item is in good condition and repair. Lessee shall promptly give notice in writing to the Company of any defect or non-conformance to description of any item of the equipment by way of a "Non-Acceptance Notice" within 20 days after delivery (the "Acceptance Period") and the Company shall have 30 days after receipt of the Non-Acceptance Notice to cure such non-conformity or defect. In management's opinion, the lessees have no legal or equitable defenses that may be asserted against the Company in the event the leased equipment does not function properly upon termination of the Acceptance Period if lessee fails to give the Company a Non-Acceptance Notice. In substantially all cases, the lease states that lessees are obligated to (1) remit all rents due upon execution of the lease; (2) operate the equipment in a careful and proper manner and in compliance with applicable governmental rules and regulations; (3) maintain and service the equipment;
(4) insure the equipment against casualty losses and public liability, bodily injury and property damage; and (5) pay directly or reimburse the Company for any taxes associated with the equipment, its use, possession or lease, except those relating to net income derived by the Company therefrom.

In the event that the lessee shall fail to maintain and repair the equipment, procure and maintain insurance, pay fees, charges, assessments and taxes or to otherwise fail to duly and promptly perform any of its obligations under the lease, the Company shall have the right, but not the obligation, to perform any act or to make any payment which the Company deems necessary, including, but not limited to, payment of such sums as shall be necessary to retain such insurance, to repair or maintain the equipment or pay fees, assessments, charges and taxes. To the extent that the Company shall not be obligated to pay any such sums pursuant to the lease, the lessee shall immediately pay to the Company the full amount of any and all such sums paid or incurred by the Company and any reasonable legal fees incurred by the Company in connection therewith.

Under terms of the lease contract, the lessee is prohibited from assigning or subletting the equipment or appurtenant lease to any third party without the express written consent of the Company. The lease may be renewed for an additional year, and so on from year to year, upon 30 days' written notice. The lease does not carry an option to purchase the equipment at the end of the lease term.

Industry
--------

The growth in the equipment leasing industry has occurred principally because users have determined that the benefits of higher productivity and profit can be obtained from the use of capital equipment, not necessarily from its ownership, and that leasing can be significantly more flexible than other methods of acquiring equipment. Leases can be structured to fit the lessee's particular economic circumstances, cash flow requirements, equipment needs, and tax situation, and to avoid the risk of obsolescence at the end of the lease term. The flexibility of equipment leasing assists these users to meet their changing equipment requirements in a cost effective manner.

Leasing and Sales Activities
----------------------------

The Company expects to lease mining equipment for one year terms. The vast majority of such leases are in the one to three-year category. All of the Company's leases will be noncancelable "net" leases which contain provisions under which the customer must make all lease payments in advance upon execution of the lease and which require the customer to insure the equipment against casualty loss, and pay all related property, sales and other taxes. The Company's business customers are also required to maintain and service the leased equipment, whereas other business lease programs coordinate such maintenance and service for an additional fee. The Company's leases may be restructured during the term of the lease to upgrade a customer's equipment configuration. The Company retains legal ownership of the equipment it leases, and in the event of default by the lessee, the Company may declare the customer in default, proceed by appropriate court action, in law or equity, to enforce lessee's performance of the lease or to recover any and all damages or expenses sustained by the Company due to lessee's breach thereof, and pursue other available remedies, including repossession of the equipment or sale of the equipment or any portion there of at public or private sale without demand or notice to the lessee. At completion of the initial term of the lease, the lessee may return the equipment to the Company or renew the lease for an additional term. If the equipment is returned to the Company, it will be either re-leased to another customer or sold in the secondary market as used equipment. Other than its interest in the equipment it leases, the Company will not maintain any significant inventory of equipment.

Competition
-----------

As a whole, the Company competes with a large number of firms in the lease and sale of mining equipment worldwide, most of which are substantially larger and have greater capital and other resources. The Company's principal competitors are manufacturers of mining equipment, such as P&H Mining Equipment of Milwaukee, Wisconsin, Phoenix Mining Equipment, Inc. of Cincinnati, Ohio, OCI Engineering and its sister company, Osborne & Chappel both of Malaysia and other companies who lease mining equipment, such as Equiplease Corp. of Nashville, Tennessee, McDowell Equipment Ltd. of Sudbury, Ontario, Supply Line of Langley, British Columbia and Vantage Equipment Co., Ltd. of Victoria, British Columbia. We believe the Company's competitive position is dependent on its ability to raise funds to continually acquire equipment for lease to third-parties primarily through offerings of its common stock or its ability to obtain financing on satisfactory terms through commercial banks, investment banking firms or other financial institutions.

Residual Values
---------------

Residual values, representing the estimated value of the equipment at the termination of the lease, will be recorded on the consolidated balance sheet as a component of the investment in leasing operations. The estimated residual values will vary, both in amount and as a percentage of the original equipment cost, depending on several factors, including the type of equipment, the prior history of the lessee, the amount of the annual rent, and whether or not the lease has been renewed. Residual values are also affected by equipment supply and demand and new product introductions and prices charged by manufacturers. The Company's policy is to evaluate residual values on an ongoing basis and record any downward adjustments in the period identified.

The Company seeks to realize the estimated residual value at lease termination through (i) renewal or extension of the original lease, or (ii) leasing of the equipment to a new user. Equipment whose related leases expire ("off-lease equipment") will be placed in inventory at its depreciated book value. The Company does not expect to hold inventory for sale for significant periods of time. The Company will attempt to re-lease off-lease equipment as soon as possible in order to obtain the highest possible return on such equipment.

Fluctuating Operating Results
-----------------------------

Management expects that its operating results will be subject to fluctuations resulting from a variety of factors, including, but not limited to, changes in customer demands and/or requirements, equipment purchase price changes, possible changes in delivery dates, maturation of existing leases, and competition from other lessors or manufacturers of mining equipment. Operating results may also be affected by changes in the Company's receivable and residual reserves resulting from changes in the credit worthiness of lease customers and the estimated residual values of equipment, respectively.

Foreign Operations
------------------

The Company's initial lease has been to a customer outside of the United States and we expect to continue leasing mining equipment to companies operating in other countries, primarily Central and South America.

Employees
---------

The Company just recently entered into its first lease and currently has no employees. Other than the stock issued to Mr. Yankton for the assignment of the equipment, he is not compensated for his time contributed to Sporlox nor is he accruing salary as our sole executive officer and director. We expect to employ administrative and sales personnel on an as-needed basis.

We currently have no employment agreement nor do we carry key-man life insurance with respect to our executive officer.
Risk Factors

RISKS ASSOCIATED WITH THE EQUIPMENT LEASING BUSINESS. The success of the Company will in certain respects depend upon the quality of its equipment, the viability of the equipment dealers and manufacturers, the timing of the acquisition or purchases of equipment by the Company and the credit-worthiness of the lessees. Equipment leasing is subject to the risk of technological and economic equipment obsolescence and the attendant risks upon defaults by lessees. While the Company intends to investigate prospective lessees to ascertain whether they will be able to meet their obligations under proposed leases, it has no established specific credit standards for prospective lessees. As a result, the ability of the Company's lessees to meet their lease obligations is subject to risks, such as general economic conditions worldwide, over which the Company has little influence or control.

DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT. The Company currently has only one individual who is serving as its sole officer and director on a part time basis, currently less than ten hours per week. The Company will be heavily dependent upon his skills, talents, and abilities to implement its business plan, and may, from time to time, find that his inability to devote his full time attention to the business of the Company results in a delay in progress toward implementing its business plan. The loss of Mr. Yankton's services will have an adverse effect on the Company's operations and prospects. There can be no assurance that the Company would be able to employ qualified personnel on acceptable terms to replace Mr. Yankton, nor is the Company the beneficiary of any life insurance policies covering Mr. Yankton. Mr. Yankton has not entered into any written employment agreement with the Company.

COMPETITION IN THE EQUIPMENT LEASING INDUSTRY. The equipment leasing industry is highly competitive. In initiating its leasing transactions, the Company will compete with leasing companies, manufacturers that lease their products directly, equipment brokers and dealers, and financial institutions, including commercial banks and insurance companies. Many competitors will be larger than the Company and will have access to more favorable financing. Competitive factors in the equipment leasing business primarily involve pricing and other financial arrangements.

ABILITY TO OBTAIN FINANCING. The Company's growth and profitability may be dependent to a great extent on the Company's ability to obtain financing to purchase or acquire additional equipment to build a portfolio for third-party leasing. While the Company has been successful in obtaining equipment through acquisitions made in exchange for shares of its common stock, it may become necessary in the future for the Company to obtain financing to make equipment purchases with cash. There is no assurance that the Company will ever be able to obtain such financing.

DEPENDENCE ON ONE CUSTOMER. The Company has entered into its first lease in November 2000 and leased 100% of its total lease portfolio. Therefore, 100% of the Company's total leasing revenue to date was generated through a single customer. Should this customer terminate its lease, and the Company was unable to replace this business, the Company's future financial results could be materially and adversely affected.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
          OPERATION

Forward-Looking Statements
--------------------------

This registration statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this registration statement, other than statements of historical fact, are forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this registration statement, including, without limitation, in conjunction with those forward-looking statements contained in this registration statement.

Plan of Operation
-----------------

Between January, 1999 and May, 1999, we sold 100,000,000 shares of our common stock at $0.10 per share under Regulation S to raise proceeds of US$100,000. The purchase price for the shares was paid by all subscribers to Sporlox by way of promissory notes. The notes did not accrue interest if paid in full within 2 years of their execution and provided for full recourse against the purchaser of the securities. As of the date of this registration statement, all subscribers paid the notes in full prior to the expiration of the 2-year deferral of interest period. This small financing is sufficient to satisfy our cash requirements for the next 12 months assuming near future acquisitions of additional mining equipment would be made through methods other than for cash, such as in exchange for shares of our common stock. In November, 2000, we acquired certain mining equipment and then entered into our first agreement with a third party who leased that equipment for an initial term of one year at the cost of US$25,000 which was paid in full in advance. We will need to maintain a cash reserve in the case of default on the terms of the lease by our sole lessee. In the event that the lessee shall fail to maintain and repair the equipment, procure and maintain insurance, pay fees, charges, assessments and taxes or to otherwise fail to duly and promptly perform any of its obligations under the lease, the Company may have to pay such sums as shall be necessary to retain insurance, repair or maintain the equipment or pay fees, assessments, charges and taxes in order to protect our investment.

Management will continue to actively seek new investors to increase our cash reserves which will permit us to acquire additional mining equipment.

We have no material unused sources of liquid assets. We plan to raise between US$250,000 and US$1,000,000 through financings with accredited investors or through a public offering of our common stock to use for working capital and to purchase or acquire additional mining equipment which we will lease to companies engaged in the exploration and development of precious metal mining claims and properties located primarily in Central and South America. Currently, our operating expenses are kept to a minimum and until such time as we begin to build a portfolio of equipment we have no need for warehouse space to house our equipment while we seek credit worthy lessees. The exact amount we will need to raise will be determined by the then current market conditions, the opportunities to purchase or acquire certain mining equipment at that time, the terms of such acquisition, and the present status of cash flow within our company. At this time, we have not entered into any agreements for financings and there can be no assurance that obligations can be met in the future. Should management decide that raising funds by means of a public offering or one or more private placements would be detrimental to Sporlox and its shareholders due to adverse stock market conditions or because our cash flow is limited as a result of little or no revenues, we will attempt to secure a line of credit with an established financial institution to assist with the purchasing of inventory, marketing and general working capital purposes.

We do not expect any significant changes in the number of our employees in the next six months. We plan to hire 3 to 6 full-time employees who will provide administrative, marketing, delivery and installation services to our company once we begin to acquire additional equipment. Our current executive officer will satisfy our requirements until that time.

ITEM 3.   DESCRIPTION OF PROPERTY

We do not currently own any real property. Our corporate and administrative offices are located at 728-4005 San Antonio de Belen, Heredia, Costa Rica. We use approximately 400 square feet of office space which is provided by our sole officer and director, at no charge. We believe this space will be adequate for our needs for at least the next 12 months. Until such time as it becomes necessary to house our equipment inventory, we do not intend on leasing any warehouse space nor do we intend to purchase any property.

Since Sporlox is incorporated in Nevada, we are required to maintain a resident office in that state at which corporate documents are available. Our resident office is located at 3675 Pecos-McLeod, Suite 1400, Las Vegas, Nevada 89121. No activities take place in the resident office.

In November, 2000, we acquired all rights, title and interest to certain mining equipment described as (a) a rotary furnace and
(b) a Precious Metal ElectroWinning System. We leased the equipment to C&C Associates, Inc. in late November, 2000. C&C accepted delivery of the equipment at their mining property located in Panama in early December, 2000 after signing a Certificate of Acceptance which certified that the equipment was in good repair and condition.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

The following table sets forth as of April 10, 2001, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Sporlox, were beneficially owned by our sole executive officer and director, and each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding common stock. The person named in the table has sole voting and dispositive power with respect to all shares he beneficially owns, subject to community property laws where applicable. At April 10, 2001, there were 2,500,000 shares of common stock outstanding.

                                     Amount and Nature of Beneficial
                                               Ownership
                                   -----------------------------------
Name and Address                   Common Shares      Percent of Class
----------------                   -------------      ----------------

Michael W. Yankton                   1,500,000              60%
P.O. Box 728-4005                     Direct
San Antonio de Belen
Heredia, Costa Rica

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

Our sole officer and director will devote his time to the business on an "as-needed" basis, which at this time is expected to require 5-10 hours per week.

Information as to the director and executive officer of the Company is as follows:

Name                  Age    Position                 Since
----                  ---    --------                 -----

Michael W. Yankton     63    President, Secretary,    January 1, 2001
                             Treasurer and Director

All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors. Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors. We have no Board committees and do not expect to form any committees until our operations increase. The following is information on the business experience of our sole officer and director.

Michael W. Yankton; President/Secretary/Treasurer and Director
--------------------------------------------------------------

From 1995 to present, Mr. Yankton has been a casino management consultant consulting with casinos in California, Nevada, and Costa Rica to assist them in management and credit operations. From 1991 to 1994, Mr. Yankton was the President of Yankton International Products, Inc., a company which manufactures and sells automotive aftermarket products. From 1974 to 1991, Mr. Yankton was the Vice President of Home Fed Bank. His responsibilities included branch management, sales development management, Product Management Marketing Director, and Division Manager for development and implementation of electronic funds transfer services, real estate lending and long range corporate planning. From 1972 to 1974, Mr. Yankton was the Clinic Administrator and a Partner of a French Medical Clinic and Hospital. He was responsible for the day-to-day activities of this 28 doctor multi-specialty clinic. Prior to that, Mr. Yankton was employed by Great Western Financial Corporation and its subsidiary corporations where his responsibilities included accounting, budgets and reports, real estate appraisal, and specialized accounting for real estate owned and regulatory reporting. Mr. Yankton served in the U.S. Army for two years and received an Honorable Discharge.

Conflicts of Interest
---------------------

Our officers and directors may in the future become shareholders, officers or directors of other companies who engage in equipment leasing or mining activities. Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies. We do not have a right of first refusal to opportunities that come to management's attention.

ITEM 6.   EXECUTIVE COMPENSATION

Mr. Yankton does not receive any compensation for his services rendered to the Company, nor has he received such compensation in the past. Prior to his appointment as a officer of the Company, Mr. Yankton received 1,500,000 shares of our common stock in exchange for the assignment of all rights, title and interest he had in certain mining equipment. There is no written agreement with Mr. Yankton for compensation. He has agreed to act without compensation until authorized by the Board of Directors. As the Company becomes trading, the Company intends to add directors. Once the Company has a positive cash flow, the expanded board will decide compensation. However, as of the date of this registration statement, the Company has no plans to pay directors. Further, Mr. Yankton is not accruing any compensation for his services as a director of the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 13, 2000, Michael W. Yankton assigned all right, title and interest he had to certain mining equipment to Sporlox in exchange for 1,500,000 shares of our restricted common stock valued at $0.10 per share, or $150,000. As further consideration for the assignment, Mr. Yankton was elected to the board of directors and appointed our sole executive officer effective January 1, 2001 at which time the then existing board and executive officers resigned their positions.

ITEM 8.   DESCRIPTION OF SECURITIES

Common Stock
------------

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 2,500,000 are issued and outstanding. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

Preferred Stock
---------------

The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.001 par value per share, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future financings and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed financing, and other factors existing at the time of issuance. Therefore it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                             PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S
          COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price
------------

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

     * that a broker or dealer approve a person's account for transactions in penny stocks; and

     * the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

     * obtain financial information and investment experience and objectives of the person; and

     * make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

     * sets forth the basis on which the broker or dealer made the suitability determination; and

     * that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Shares Eligible for Future Sale
-------------------------------

As of the date of this registration statement, 1,000,000 of our shares are eligible for sale under Rule 144 of the Securities Act of 1933. In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders
-------

There are 32 holders of our common stock.

Dividends
---------

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent
--------------

We do not have a transfer agent at this time.

ITEM 2.   LEGAL PROCEEDINGS

Neither Sporlox nor its current or any of its prior officers, directors or holders of five percent or more of its common stock is a party to any material pending legal proceedings, and to the best of our knowledge, no such proceedings by or against Sporlox or its current or prior officers, directors or holders of five percent or more of its common stock have been threatened.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants since the Company's organization.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

Between January 27, 1999 and May 10, 1999, we issued 1,000,000 shares of our common stock at $0.10 per share to 31 subscribers under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On November 13, 2000, we issued 1,500,000 shares of our common stock to Michael W. Yankton in exchange for the assignment to Sporlox of any and all rights, title and interest that he has or has ever had in certain mining equipment. We issued the shares in reliance on the exemption provided by Section 4(2) of the Securities Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

We and our affiliates may not be liable to our shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of our officers and directors in most cases for any liability suffered by them or arising from their activities as our officers and directors if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law.

Our officers and directors are accountable to us as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling our affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where we have failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in our company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from our company.

                            PART F/S

The financial statements of Sporlox appear at the end of this registration statement beginning with the Index to Financial
Statements on page F-1.

                            PART III

Copies of the following documents are included as exhibits to this registration statement.

Exhibit    Form 1-A
  No.      Ref. No.    Title of Document                Location
-------    --------    -----------------                --------

   1         (2)       Certificate of Incorporation     Initial Filing
                                                        Page E-1

   2         (2)       Restated By-Laws                 Initial Filing
                                                        Page E-14

   3         (6)       Assignment of any and all        Initial Filing
                       rights, title and interest       Page E-25
                       to certain mining equipment
                       from Michael W. Yankton to
                       Sporlox dated November 13,
                       2000

   4         (6)       Equipment Lease between          Initial Filing
                       Sporlox and C&C Associates,      Page E-27
                       Inc. dated November 28, 2000


                           SIGNATURES

In accordance with section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPORLOX CORPORATION


                              By: /s/ Michael W. Yankton
                                  Michael W. Yankton, President

                              Date:  April 12, 2001


In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                              /s/ Michael W. Yankton
                              Michael W. Yankton, Chief
                              Executive Officer, Chief Financial
                              Officer and Director

                              Date:  April 12, 2001


                       SPORLOX CORPORATION

                      FINANCIAL STATEMENTS

                        FEBRUARY 28, 2001






                            CONTENTS


                                                       PAGE
                                                       ----

INDEPENDENT AUDITORS' REPORT                            F1

BALANCE SHEET                                           F2

STATEMENT OF OPERATIONS                                 F3

STATEMENT OF STOCKHOLDERS' EQUITY                       F4

STATEMENT OF CASH FLOWS                                 F5

NOTES TO  FINANCIAL STATEMENTS                        F6-F9





                       INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS OF SPORLOX CORPORATION:

We have audited the accompanying balance sheets of SPORLOX CORPORATION as of February 28, 2001 and February 29, 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPORLOX CORPORATION as of February 28, 2001 and February 29, 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




                                   MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                                   Certified Public Accountants

New York, New York
March 9, 2001
                               - F1 -



                            SPORLOX CORPORATION
                               BALANCE SHEETS



                                                           February 28,     February 29,
                                                              2001              2000
                                                           ------------     ------------
   ASSETS
   Current assets
     Cash and cash equivalents                             $    125,000     $    100,000


   Equipment, less accumulated depreciation of $6,167           178,833                -
                                                           ------------     ------------
       Total assets                                        $    303,833     $    100,000
                                                           ============     ============

   LIABILITIES AND STOCKHOLDER'S EQUITY
   Current liabilities
     Deferred revenue                                            20,833                -
                                                           ------------     ------------
       Total current liabilities                                 20,833                -
                                                           ------------     ------------

   STOCKHOLDERS' EQUITY
      Preferred stock, $0.001 par value; 10,000,000
        shares authorized, no shares issued
        and outstanding                                               -                -
      Common stock, $0.001 par value; 50,000,000 shares
        shares authorized, 2,500,000 and 1,000,000
        shares issued and outstanding                             2,500            1,000
      Additional paid-in capital                                282,500           99,000
      Retained earnings                                          (2,000)               -
                                                           ------------     ------------
        Total stockholders' equity                              283,000          100,000
                                                           ------------     ------------

        Total liabilities and stockholders' equity         $    303,833     $    100,000
                                                           ============     ============




The accompanying notes are an integral part of these financial statements.

                                  - F2 -



                            SPORLOX CORPORATION
                             INCOME STATEMENTS
                            FOR THE YEARS ENDED

                                                     February 28,    February 29,
                                                        2001            2000
                                                     ------------    ------------

   Revenue                                            $     4,167     $         -

   Cost of revenue                                          6,167               -
                                                     ------------    ------------

   Gross profit                                            (2,000)              -

   General and administrative expenses                          -               -
                                                     ------------    ------------

   Loss before provision for income taxes                  (2,000)              -

   Income tax expense                                           -               -
                                                     ------------    ------------

   Net loss                                           $    (2,000)    $         -
                                                     ============    ============

   Loss per share                                     $         -     $         -
                                                     ============    ============

   Weighted average shares outstanding                  1,437,500         950,875
                                                     ============    ============




The accompanying notes are an integral part of these financial statements.

                                   - F3 -



                            SPORLOX CORPORATION
                     STATEMENT OF STOCKHOLDERS' EQUITY



                                                                 Additional
                                                                  Paid-in      Retained
                                      Shares         Amount       Capital      Earnings      Total
                                    ---------      --------      ---------     --------    ---------

Balance, March 1, 1999                253,500           253      $  25,097     $      -    $  25,350

Issuance of shares for cash           746,500           747         73,903            -       74,650
                                    ---------      --------      ---------     --------    ---------

Balance, February 29, 2000          1,000,000         1,000         99,000            -      100,000

Issuance of shares for equipment    1,500,000         1,500        183,500            -      185,000

Net loss                                    -             -              -       (2,000)      (2,000)
                                    ---------      --------      ---------     --------    ---------

Balance, February 28, 2001          2,500,000      $  2,500      $ 282,500     $ (2,000)   $ 283,000
                                    =========      ========      =========     ========    =========





The accompanying notes are an integral part of these financial statements.

                                  - F4 -



                            SPORLOX CORPORATION
                         STATEMENTS OF CASH FLOWS
                            FOR THE YEARS ENDED



                                                        February 28,   February 29,
                                                            2001           2000
                                                        ------------   ------------

  CASH FLOWS FROM OPERATING ACTIVITIES                   $   (2,000)     $        -
    Net loss
    Adjustments to reconcile net income to net
      cash provided by operating activities
        Depreciation                                          6,167               -
        Increase in deferred revenue                         20,833               -
                                                        -----------    ------------
  Net cash provided by operating activities                  25,000               -
                                                        -----------    ------------

  CASH FLOWS FROM FINANCING ACTIVITIES
    Sale of common stock                                          -          74,650
                                                        -----------    ------------

  NET INCREASE IN CASH AND CASH EQUIVALENTS                  25,000          74,650

  CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR             100,000          25,350
                                                        -----------    ------------

  CASH AND CASH EQUIVALENTS - END OF YEAR                $  125,000      $  100,000
                                                        ===========    ============

  SUPPLEMENTAL INFORMATION
    Cash paid for interest                               $        -      $        -
                                                        ===========    ============
    Cash paid for income taxes                           $        -      $        -
                                                        ===========    ============

   NON-CASH FINANCIAL ACTIVITY:

    During the year ended December 31, 2000, 1,500,000 shares of stock were issued in exchange for equipment with a historical cost basis of $185,000.



The accompanying notes are an integral part of these financial statements.

                                   - F5 -


                            SPORLOX CORPORATION
                       NOTES TO FINANCIAL STATEMENTS
                  FEBRUARY 28, 2001 AND FEBRUARY 29, 2000

 NOTE 1 -  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
           ACCOUNTING POLICIES

           Nature of Operations
           --------------------
           SPORLOX CORPORATION (the "Company") was incorporated under the laws of the state of Nevada on April 10, 2000. The Company is engaged in leasing mining equipment.

           Use of Estimates
           ----------------
           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

           Cash and Cash Equivalents
           -------------------------
           The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

           Property and Equipment
           ----------------------
           Property and equipment is stated at cost and are depreciated using the straight-line method over their estimated useful lives, generally five years.

           Maintenance and repairs are charged to expense as incurred.

           Concentration of Credit Risk
           ----------------------------
           The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

           Fair Value of Financial Instruments
           -----------------------------------
           The carrying value of cash and cash equivalents and deferred revenue approximates fair value due to the relatively short maturity of these instruments.

           Long-lived Assets
           -----------------
           Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the assets and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

                                   - F6 -


                            SPORLOX CORPORATION
                       NOTES TO FINANCIAL STATEMENTS
                  FEBRUARY 28, 2001 AND FEBRUARY 29, 2000

 NOTE 1 -  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
           ACCOUNTING POLICIES (Continued)

           Income Taxes
           ------------
           Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

           Revenue Recognition
           -------------------
           The Company recognizes revenue ratably the life of the lease.

           Earnings Per Share
           ------------------
           The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share", which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share ("DEPS"). The computation of BEPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the period. The computation of DEPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of February 28, 2001, the Company has no securities that would effect loss per share if they were to be dilutive.

           Comprehensive Income
           --------------------
           SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and therefore has not presented a statement of comprehensive income.

NOTE 2 -   PROPERTY AND EQUIPMENT

           Property and equipment is summarized as follows:

                                                 February 28,    February 29,
                                                    2001            2000
                                                 ------------    ------------

               Mining Equipment                    $  185,000      $        -
               Less: Accumulated Depreciation           3,083               -
                                                 ------------    ------------
                                                   $  181,917      $        -
                                                 ============    ============


           Depreciation expense for the years ended February 28, 2001 and February 29, 2000 was $6,167 and $-0-, respectively.

                                 - F7 -


                            SPORLOX CORPORATION
                       NOTES TO FINANCIAL STATEMENTS
                  FEBRUARY 28, 2001 AND FEBRUARY 29, 2000

NOTE 3 -   INCOME TAXES

           The components of the provision for income taxes for the years ended February 28, 2001 and February 29, 2000 are as follows:

                                          February 28,   February 29,
                                             2001           2000
                                          ------------   ------------
           Current tax expense
             U.S. federal                   $       -      $      -
             State and local                        -             -
                                          ------------   ------------
           Total current                            -             -
                                          ------------   ------------

           Deferred tax expense
             U.S. federal                           -             -
             State and local                        -             -
                                          ------------   ------------
           Total deferred                           -             -
                                          ------------   ------------

           Total tax provision (benefit)
            from Continuing operations      $       -      $      -
                                          ============   =============

           The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:


           Federal Income Tax Rate             34.0%
           Effect of Valuation Allowance     ( 34.0)%
                                             ------
           Effective Income Tax Rate            0.0%
                                             ======

           At February 28, 2001, the Company had net carryforward losses of $2,000. Because of the current uncertainty of realizing the benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

           Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of February 28, 2001 are as follows:

           Deferred Tax Assets
            Loss Carryforwards            $   700

           Less:  Valuation Allowance        (700)
                                          -------
           Net Deferred Tax Assets        $     -
                                          =======

                                  - F8 -



                            SPORLOX CORPORATION
                       NOTES TO FINANCIAL STATEMENTS
                  FEBRUARY 28, 2001 AND FEBRUARY 29, 2000


NOTE 4 -   DEFERRED REVENUE

           Deferred revenue represents lease payments received in advance.

NOTE 5 -   MAJOR CUSTOMER

           The Company leases its equipment to one customer pursuant to a lease expiring in November 2001.


                                  - F9 -


                          EXHIBIT INDEX



Number    Description
------    -----------

 1*       Certificate of Incorporation

 2*       Restated By-Laws

 3* Assignment of any and all rights, title and interest to certain mining equipment from Michael W. Yankton to Sporlox dated November 13, 2000

 4*       Equipment Lease between Sporlox and C&C Associates,
          Inc. dated November 28, 2000

_______________________

*  Filed herewith.